SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August, 2010	Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                                         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                                              No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.

Date: August 16, 2010	By:	/s/ Hartland Paterson
	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

First Quarter Report 2011

Financial Report

for the three months ended June 30, 2010

CAE

1	Report to Shareholders
3	Management’s Discussion and Analysis
3	1. Highlights
4	2. Introduction
5	3. About CAE
5	3.1 Who we are
5	3.2 Our vision
5	3.3 Our operations
10	4. Foreign exchange
11	5. Non-GAAP and other financial measures
12	6. Consolidated results
12	6.1 Results of our operations – first quarter of fiscal 2011
14	6.2 Consolidated orders and backlog
14	7. Results by segment
15	7.1 Civil segments
17	7.2 Military segments
19	8. Consolidated cash movements and liquidity
19	8.1 Consolidated cash movements
20	9. Consolidated financial position
20	9.1 Consolidated capital employed
21	10. Business acquisitions
21	11. Change in accounting standards
21	12. International financial reporting standards (IFRS) implementation
21	13. Controls and procedures
21	13.1 Evaluation of disclosure controls and procedures
22	14. Selected quarterly financial information
23	Consolidated Financial Statements
23	Consolidated balance sheets
24	Consolidated statements of earnings
25	Consolidated statements of changes in shareholder’s equity
26	Consolidated statements of comprehensive income (loss)
26	Consolidated statement of accumulated other comprehensive loss
27	Consolidated statements of cash flows
28	Notes to the Consolidated Financial Statements
28	Note 1 – Nature of operations and significant accounting policies
29	Note 2 – Business acquisitions
29	Note 3 – Investments in joint ventures
31	Note 4 – Accounts receivable
31	Note 5 – Inventories
32	Note 6 – Debt facilities and interest expense, net
32	Note 7 – Supplementary cash flows and earnings information
33	Note 8 – Government assistance
33	Note 9 – Employee future benefits
34	Note 10 – Operating segments and geographic information

Report to Shareholders

CAE reported financial results for the first quarter ended June 30, 2010. Net earnings were C$39.4 million (C$0.15 per share), compared to C$27.2 million (C$0.11 per share) in the first quarter of last year, which included an after-tax restructuring charge of C$18.9 million (C$0.07 per share). Revenue was C$366.7 million, 4% lower compared to C$383.0 million in the first quarter last year. All financial information is in Canadian dollars.

“We are in the early stages of a market recovery and I am encouraged that in our first quarter we saw higher demand for civil training,” said Marc Parent, CAE’s President and Chief Executive Officer. “We are well positioned to benefit from the civil market recovery. We are also tracking toward another year of good order intake in our combined Military segments, anticipating 10-12% revenue growth. We have been able to maintain good margins in difficult market conditions. Based on our confidence in CAE’s business model and prospects, the Board of Directors has increased the quarterly dividend from $0.03 to $0.04 which will be paid on September 30, 2010 to shareholders of record at the close of business on September 15, 2010.”

Earnings before interest and taxes (EBIT) were $62.2 million, or 17.0% of revenue.

Military segments

Revenue for our combined Military segments decreased 2% to $182.2 million compared to $185.2 million in the first quarter last year. Simulation products revenue was down 2% to $115.8 million, mainly as a result of the back-ended profile of this year’s production and the lower contribution from some large programs we recently won that are still in early development. In addition, we faced unfavourable foreign exchange movements. In training and services, revenue was stable at $66.4 million. We had higher activity in the U.S. and Europe which was offset by negative currency translation.

Combined Military operating income was $31.8 million and operating margin was 17.5% compared to $34.8 million and 18.8%, respectively, in the first quarter last year.

Our rolling twelve-month results in the combined Military segments are more representative of the segments’ performance as activity levels tend to vary between quarters. We continue to expect 10-12% revenue growth with 15% EBIT margins.

We received an order for a comprehensive CC-130J aircraft maintenance technician solution and in-service support for the Government of Canada and a C-130H full-mission simulator order for the Egyptian Air Force. As well, we were awarded a contract to perform a major upgrade on the Puma helicopter simulator located at CAE’s training facility for the UK Royal Air Force. Combined new Military orders in the quarter totaled $276.0 million for a book-to-sales ratio of 1.51x. The ratio was 1.31x for the last 12 months.

Civil segments

Revenue for our combined Civil segments decreased 7% to $184.5 million compared to $197.8 million in the first quarter last year. This was due mainly to a 19% decline in simulation products revenue to $66.9 million, reflecting the lasting effects of the civil aerospace industry downturn. Our simulation products segment is bottoming as we work through a challenging backlog stemming from lower volumes and pricing. At the same time our training and services segment has begun to benefit from the civil aerospace recovery now underway. Revenue in training and services increased 3% to $117.6 million, notwithstanding the negative foreign exchange headwind, reflecting higher demand for training at our centres around the world.

Combined Civil operating income was $30.4 million and operating margin was 16.5% compared to $37.5 million and 19.0% in the first quarter last year.

We received $68.7 million in orders for simulation products including six full-flight simulators from aircraft manufacturers in support of their aircraft programs, a legacy airline in North America and a new customer in Asia. Book-to sales in simulation products was 1.03x. In training and services we booked orders to backlog with an expected value of $81.8 million.

New core markets

CAE Healthcare was awarded five contracts to supply its new CAE OwlTM simulation centre management system to Université Laval, The Michener Institute for Applied Health Sciences, the University of Ottawa and the Hôpital Sacré-Coeur de Montréal (HSCM). We also sold our first transthoracic echocardiography simulator, CAE VIMEDIXTM to the Beth Israel Deaconess Medical Center, a teaching hospital of Harvard Medical School.

In order to expand our entry into the mine simulation and optimization field we acquired Datamine, a company with an extensive product and consulting portfolio ranging from exploration data management and orebody modelling to mine planning and mine operations management.

Our New Core Market initiatives are part of our long-term strategy to leverage CAE’s modelling, simulation and training capabilities in new markets that have the same imperative to reduce risks and enhance operational efficiency as the civil aviation and defence sectors, where CAE is a world leader.

CAE First Quarter Report 2011 | 1

Report to Shareholders

Additional financial highlights

The effect of translating the results of our self-sustaining subsidiaries into Canadian dollars negatively impacted this quarter’s revenue by $33.9 million and net earnings by $6.1 million, when compared to the first quarter of fiscal 2010.

Free cash flow was negative $65.4 million. Change in non-cash working capital had a negative effect of $110.9 million, mainly as a result of lower accounts payable and higher receivables. We normally see lower free cash flow at the start of each fiscal year, which tends to improve as the year progresses.

Net debt was $296.7 million at June 30, 2010, up $116.9 million from last quarter.

2 | CAE First Quarter Report 2011

Management’s Discussion and Analysis

for the three months ended June 30, 2010

1. HIGHLIGHTS

FINANCIAL

FIRST QUARTER OF FISCAL 2011

Lower revenue over last quarter and the first quarter of fiscal 2010

  Consolidated revenue was $366.7 million this quarter, $29.2 million or 7% lower than last quarter and $16.3 million or 4% lower than the first quarter of fiscal 2010.

Net earnings were lower compared to last quarter and higher compared to the first quarter of fiscal 2010

  Net earnings were $39.4 million (or $0.15 per share) this quarter, compared to $40.5 million (or $0.16 per share) last quarter, representing a decrease of $1.1 million or 3%, and compared to $27.2 million (or $0.11 per share) in the first quarter of last year, representing an increase of $12.2 million or 45%;

  Excluding the restructuring charge incurred last year, earnings from continuing operations were $42.3 million last quarter (or $0.16 per share) and $46.1 million (or $0.18 per share) in the first quarter of fiscal 2010.

Free cash flow1 at negative $65.4 million

  Net cash provided by continuing operations was a negative $44.3 million this quarter, compared to a positive $148.7 million last quarter and a negative $19.9 million in the first quarter of last year;

  Maintenance capital expenditures1 and other asset expenditures were $13.5 million this quarter, compared to $26.2 million last quarter and $9.8 million in the first quarter of last year;

  Cash dividends were $7.6 million this quarter, last quarter and in the first quarter of last year.

Capital employed1 increased by $152.3 million

  Non-cash working capital1 increased by $98.7 million this quarter, ending at $58.3 million;

  Property, plant and equipment increased by $17.5 million;

  Other long-term assets increased by $46.8 million;

  Net debt1 ended at $296.7 million this quarter compared to $179.8 million last quarter.

ORDERS1

  The book-to-sales ratio1 for the quarter was 1.16x (combined civil was 0.82x and combined military was 1.51x). The ratio for the last 12 months was 1.10x (combined civil was 0.86x and combined military was 1.31x);

  Total order intake was $426.5 million, compared to $628.1 million last quarter and $342.9 million in the first quarter of last year;

  Total backlog was $3,106.1 million as at June 30, 2010.

Civil segments

  Training & Services/Civil obtained contracts with an expected value of $81.8 million;

  Simulation Products/Civil won $68.7 million of orders, including contracts for six full-flight simulators (FFSs).

Military segments

  Simulation Products/Military won $171.3 million of orders for new training systems and upgrades;

  Training & Services/Military won contracts valued at $104.7 million.

OTHER

  On April 6, 2010, we announced that we finalized an agreement to refinance our existing credit facility that was due to expire in July 2010. The new agreement is a committed three-year revolving credit facility of US$450 million with an option to increase to a total amount of up to US$650 million;

  On April 19, 2010, we announced the acquisition of Datamine Corporate Limited (Datamine). Datamine is a supplier of mining optimization software tools and services.

1 Non-GAAP measure (see Section 5).

CAE First Quarter Report 2011 | 3

Management’s Discussion and Analysis

2. INTRODUCTION

In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

  This year and 2011 mean the fiscal year ending March 31, 2011;

  Last year, prior year and a year ago, mean the fiscal year ended March 31, 2010;

  Dollar amounts are in Canadian dollars.

This report was prepared as of August 11, 2010, and includes our management’s discussion and analysis (MD&A), unaudited consolidated financial statements and notes for the first quarter ended June 30, 2010. We have written it to help you understand our business, performance and financial condition for the first quarter of fiscal 2011. Except as otherwise indicated, all financial information has been reported in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All tables disclosed are based on unaudited figures.

For additional information, please refer to our unaudited consolidated financial statements for the quarter ended June 30, 2010, and our annual consolidated financial statements, which you will find in our annual report for the year ended March 31, 2010. The MD&A section of our 2010 annual report also contains more information about:

  Our vision;

  Our strategy and value proposition;

  Our capability to execute strategy and deliver results;

  Our operations;

  Foreign exchange;

  Non-GAAP and other financial measures;

  Consolidated results;

  Acquisitions, business combinations and divestitures;

  Business risk and uncertainty;

  Controls and procedures;

  The oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

  It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

  It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future sales, pricing for our major products and capital spending. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, should and similar expressions. Such statements are not guarantees of future performance. They are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business. Important risks that could cause such differences include, but are not limited to, the length of sales cycles, rapid product evolution, level of defence spending, condition of the civil aviation industry, competition, availability of critical inputs, foreign exchange rate occurrences and doing business in foreign countries. Additionally, differences could arise because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties affecting our business in our 2010 annual report.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

4 | CAE First Quarter Report 2011

Management’s Discussion and Analysis

3.	ABOUT CAE
3.1	Who we are

CAE is a world leader in providing simulation and modelling technologies and integrated training services primarily to the civil aviation industry and defence forces around the globe.

We design, develop, manufacture and supply simulation products and provide a wide range of training and other modelling and simulation-based services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and defence organizations. We operate a global network of training centres serving pilots and maintenance staff. We have begun to leverage our core capabilities into new markets by launching modelling simulation and technical training solutions for healthcare education and service providers and also the mining industry.

Our main products include full-flight simulators (FFSs), which replicate aircraft performance in a full array of situations and environmental conditions. Sophisticated visual systems simulate hundreds of airports around the world, as well as a wide range of landing areas and flying environments. These work with motion and sound to create a realistic training environment for pilots and crews at all levels.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on more than 60 years of experience, strong technical capabilities, a highly trained workforce, and global reach. CAE employs more than 7,500 people at more than 100 sites and training locations in over 20 countries. About 90% of CAE’s annual revenues come from worldwide exports and international activities.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

3.2 Our vision

Our vision is for CAE to be synonymous with safety, efficiency and mission readiness. We intend to be the partner of choice for customers operating in complex mission-critical environments by providing the most accessible and most innovative modelling and simulation-based solutions to enhance safety, improve efficiency and help solve challenging problems.

3.3 Our operations

We primarily serve two markets globally:

  The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, helicopter operators, training centres, pilot provisioning and flight training organizations;

  The military market includes original equipment manufacturers (OEMs), government agencies and defence forces worldwide.

We manage our operations and report our results in four segments, one for products and one for services, for each market. Each segment is a significant contributor to our overall results.

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides business and commercial aviation training for flight and ground personnel and associated services

Our TS/C business is the largest provider of commercial aviation training services in the world and the second largest provider of business aviation training services. CAE has the broadest global network of training centres and we serve all sectors of the civil aviation market including general aviation, regional airlines, commercial airlines, helicopter operators and business aviation. We offer a full range of services, including training centre operations, pilot training, aircraft technician training services, simulator spare parts inventory management, curriculum development, consulting services and e-Learning solutions. We are a leader in flight sciences, using flight data analysis to enable the effective study and understanding of recorded flight data to improve airline safety, maintenance and flight operations. Our CAE Global Academy is now the world’s largest network of ab initio flight training organizations with a fleet of almost 300 aircraft and a capacity of training more than 1,800 pilot cadets annually. Along with the CAE Global Academy, we offer airlines a long-term solution to pilot recruitment with our pilot provisioning capability. We achieved our leading position through acquisitions, joint ventures and organic investments in new facilities. We currently have 150 FFSs in operation and we provide aviation training and services in approximately 20 countries around the world, including aviation training centres, flight training organizations (FTO) and third-party locations. We make selective investments to add new revenue simulator equivalent units (RSEU) to our network to maintain our position, increase our market share and address new market opportunities. We are developing our training network primarily to meet the long-term, steady stream of recurring training needs from the existing fleet, so that we continue to become less dependent on new aircraft deliveries to drive revenue.

CAE First Quarter Report 2011 | 5

Management’s Discussion and Analysis

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation, training devices and visual systems

Our SP/C segment is a world leader in the provision of civil flight simulation equipment. We design and manufacture more civil FFSs and visual systems for major and regional carriers, third-party training centres and OEMs than any other company. We have a wealth of experience in developing simulators for new types of aircraft, including over 25 models and, more recently, the Bombardier CSeries and Global Express, Boeing 747-8 and 787, Airbus A380, Embraer Phenom 100/300, Dassault Falcon 7X, the Commercial Aircraft Corporation of China, Ltd (COMAC) ARJ21 and the ATR42/72-600. We also offer a full range of support services including simulator updates, maintenance services, sales of spare parts and simulator relocations.

Market trends and outlook

Demand for commercial and business jet air transportation decreased sharply during the period of the recent global economic recession – most acutely in North America and Europe.

Since then, airline and cargo traffic data have improved. The International Air Transport Association (IATA) reported recently that demand for air travel and air cargo rose to levels not seen since the global economic downturn. As well, while there is still a significant number of business jets for sale, this situation is gradually improving with fewer used aircraft for sale compared to the very high proportion of the active fleet that was put up for sale at the lowest point of the down-cycle. From CAE’s perspective the aircraft capacity being flown drives the number of flight crews requiring training. The aircraft capacity being flown for commercial and business jet travel has increased as a result of a recovery in air travel demand, albeit at a more gradual pace. We expect demand for air transportation to continue to gradually improve and to ultimately resume its long-term growth trajectory as conditions improve. Despite recent market setbacks, newly revised forecasts from major aircraft OEMs still point to an approximate doubling of the global aircraft fleet over the next two decades. These assumptions continue to support our underlying strategy as a global provider of aviation training services.

In the SP/C segment, simulation product orders in fiscal 2010 were sharply lower as a result of airline capital constraints and lower aircraft capacity flown, especially in North America and Europe. During that year, we succeeded to maintain our leadership position in a leaner market with 20 FFS sales, representing a competed market share of over 70%. During that period, we experienced acute pricing pressure for the sale of simulation products as a result of CAE and our competitors pursuing fewer market opportunities. While the competitive environment remains intense, pricing appears to have stabilized at current low levels. These factors combined with a strong Canadian dollar result in lower margins on orders booked in our SP/C segment backlog. Since revenue in the SP/C segment is generated mainly from our orders in backlog, the segment normally lags the civil aerospace cycle by approximately 12 months. Civil aerospace market conditions are gradually improving overall and we expect this to eventually be reflected in our performance as we make our way through a challenging SP/C backlog. In the first quarter of fiscal 2011, we won orders for six FFSs. We expect total FFS sales to be slightly more than the 20 we booked last year.

The following trends support our positive medium-to-long-term view for the civil market:

  Aircraft backlogs;

  New and more fuel-efficient aircraft platforms;

  Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

  Expected long-term growth in air travel;

  Long-term demand for trained crew members;

  New international requirements for the qualification of flight simulation training devices (FSTDs).

Aircraft backlogs

In calendar 2009, Boeing received a total of 142 net orders (firm orders less cancellations) for new aircraft and Airbus received a total of 271 net orders. For the six-month period ending June 30, 2010, net aircraft orders for Boeing and Airbus were 151 and 117, respectively. While the pace of order activity slowed dramatically in calendar 2009 and is showing signs of solid recovery, Boeing and Airbus continue to work through strong backlog levels and this should help generate opportunities for our full portfolio of training products and services. In calendar 2009, Boeing reported a total of 481 commercial airplane deliveries, while Airbus reported 498 deliveries for the same period. For the six-month period ending June 30, 2010, commercial airplane deliveries were 222 for Boeing and 250 for Airbus.

Recently, Airbus announced it was increasing production of the A320-family jets, taking it in phases to 40 per month by the first quarter of 2012 while Boeing announced production increases for its 777 and 747 aircraft. While the production increases are modest, it does support the general industry consensus that the civil aerospace market is recovering. The increases will take some time to implement and should ultimately translate into higher demand for training products and services.

In the business jet segment, aircraft order deferrals and cancellations have led a number of business aircraft manufacturers to lower their production rates.

6 | CAE First Quarter Report 2011

Management’s Discussion and Analysis

New and more fuel-efficient aircraft platforms

OEMs have announced plans to introduce, or have already introduced, new platforms that will drive worldwide demand for simulators and training services. The Boeing 747-8 and 787, Airbus A350XWB, Embraer 190, Dassault Falcon 7X, Embraer Phenom 100 VLJ and 300 LJ aircraft, Mitsubishi Regional Jet, COMAC ARJ21 and the Bombardier CSeries are some recent examples.

New platforms will drive the demand for new kinds of simulators and training programs. One of our strategic priorities is to partner with manufacturers to strengthen relationships and position ourselves for future opportunities. For example, during fiscal 2010, we signed contracts with Bombardier to use our modelling and simulation expertise to support the design, development and validation of the new CSeries aircraft, and we will also develop the first CSeries FFS. We recently signed a master agreement with ATR that will see us develop the first simulator for the new ATR42/72-600 aircraft. We also announced, on July 19, a 10-year exclusive training provider program with Mitsubishi Aircraft Corporation to develop and deliver a comprehensive training solution for the new Mitsubishi regional jet (MRJ). In support of the agreement, we are expanding our training network and developing two CAE 7000 Series MRJ FFS as well as CAE SimfinityTM integrated procedures trainers. Deliveries of new model aircraft are susceptible to program launch delays, which in turn will affect the timing of our orders and deliveries.

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

Emerging markets such as Southeast Asia, the Indian sub-continent and the Middle East are expected to experience higher air traffic and economic growth over the long term than mature markets, as well as an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the long-term demand for FFSs, training centres and pilot provisioning services.

Expected long-term growth in air travel

Passenger traffic declined 3.5% in calendar 2009 compared to 2008. We anticipate that passenger traffic will resume its growth in the long term. There have been signs in recent months that passenger traffic as well as cargo traffic is recovering. In the first six months of calendar 2010, passenger traffic increased 7.9% compared to the first six months of calendar 2009. IATA recently reported an 11.9% increase in passenger demand for June 2010 compared to a year earlier, while cargo traffic was up sharply at 26.5% in June 2010 from a year earlier. Over the past 20 years, air travel grew at an average of 4.8% and we expect that over the next 20 years both passenger and cargo travel will meet or slightly exceed this growth. Possible impediments to the steady growth progression in air travel include major disruptions like regional political instability, acts of terrorism, pandemics, natural disasters, a sharp and sustained increase in fuel costs, major prolonged economic recessions or other major world events.

Long-term demand for trained crew members

Worldwide demand is expected to increase over the long term

Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and flight attendants worldwide, which has created a shortage of qualified crew members in some markets. The shortage is impacted by aging demographics, fewer military pilots transferring to civil airlines, and low enrolment in technical schools. In emerging markets like India and China, long-term air traffic growth is expected to outpace the growth expected in developed countries, and the infrastructure available to meet the projected demand for crew members is lacking.

This shortage creates opportunities for pilot provisioning, our turnkey service that includes recruiting, screening, selection and training. The shortage also creates an opportunity for the CAE Global Academy, which now totals 11 flight training organizations around the world, making it the largest network of ab initio flight schools. Through the CAE Global Academy, we have the capacity to train more than 1,800 pilot cadets annually as they aspire to a career as a professional pilot. Additionally, a global shortage of maintenance technicians has created an opportunity for us to accelerate our technical training solutions. This trend is, to a lesser degree, also affecting cabin crew, for whom we are also delivering training solutions.

New pilot certification process requires simulation-based training

Simulation-based pilot certification training will begin taking on an even greater role with the Multi-crew Pilot License (MPL) certification process developed by the International Civil Aviation Organization (ICAO) which may be adopted in the near future by individual national regulatory bodies. The MPL process places more emphasis on simulation-based training to develop ab initio students into first officers for modern aircraft. In the fourth quarter of fiscal 2010, we launched an MPL beta program with AirAsia using new performance-based requirements developed by Transport Canada. If the MPL process is adopted in emerging markets like China, India and Southeast Asia where there is the greatest need for a large supply of qualified pilots trained in an efficient and effective manner, it would result in increased use of simulation-based training.

New international requirements for the qualification of flight simulation training devices

During the summer of 2009, the ICAO published a strategic analysis intended to define flight simulation requirements for the qualification of flight simulation training devices (FSTDs) in the 190 ICAO member states. The ICAO document states that the top-fidelity ICAO Standard FSTD (Type VII) is required to support each of the required training tasks contained in a number of crucial training to proficiency contexts including recurrent and initial training, MPL and the Airline Transport Pilot License. It also confirms and recognizes the long-term necessity of high-fidelity FSTDs for such highly critical training contexts. The qualification requirements of the ICAO Type VII simulator require a higher fidelity of simulation (including visuals, motion, sound and air traffic control simulation) than today’s level D simulator requirements and we believe the increased demand for more realistic and more immersive training aligns well with our strengths and expertise in aviation training.

CAE First Quarter Report 2011 | 7

Management’s Discussion and Analysis

MILITARY MARKET

We generate revenue in six interrelated areas of the defence market value chain. We provide simulation products such as full-mission simulators (FMS); we perform updates and upgrades to simulators; we provide maintenance and support services; we offer turnkey training services; we have a range of capabilities to provide simulation-based professional services for analysis, training and operational decision-making; and we have a software business called Presagis, which develops and sells commercial-off-the-shelf modelling and simulation software solutions to mid-tier markets.

Our strategy in the defence market has been to globalize and diversify our military business. We have diversified our interests across a broad range of national markets and related defence budgets to have a more resilient and predictable stream of military business. We are a leading supplier of simulation and training solutions and have a significant local presence in seven countries. Through the successful execution of our strategy, we see tangible positive results from our efforts. Over the past two fiscal years (2009 to 2010), we have achieved record military order intake totaling over $2 billion. The strong and diverse base of business that we have developed, combined with the encouraging trends that we see in the global defence market, specifically related to our modelling and simulation niche, give us confidence that we can continue to grow for the foreseeable future.

We approach the world’s defence markets by leveraging our global footprint and our in-country expertise. We have a local presence and centres of excellence in key markets including the U.S., U.K., Canada, Germany, Australia, India and Singapore. We have developed global operating processes which allow us to place a high level of decision-making autonomy within the regions while leveraging the full breadth of our products, services and capabilities. This results in greater efficiency and stronger customer relationships.

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters, maritime patrol and tanker/transport aircraft. We also offer simulation-based solutions for land and naval forces. We have designed the broadest range of military helicopter simulators in the world, and we have also developed more training systems for the C-130 Hercules transport aircraft than any other company. We have delivered simulation products and training systems to more than 50 defence operators in approximately 35 countries, including all of the U.S. services.

Training & Services/Military (TS/M)

Supplies turnkey training services, support services, systems maintenance and modelling and simulation solutions

Our TS/M segment provides turnkey training services and training systems integration expertise to global defence forces. We also provide a range of training support services such as contractor logistics support, maintenance services and simulator training at over 60 sites around the world. TS/M additionally provides a variety of modelling and simulation-based professional and defence services.

Market trends and outlook

We have a good track record for delivering programs on time and on budget and we are well positioned to provide defence forces with solutions on a range of military platforms involving transport aircraft, aerial refueling tankers, helicopters, lead-in fighter trainers, and maritime patrol aircraft. These aircraft segments specifically include the C-130J Hercules transport aircraft, P-8A Poseidon and P-3C Orion maritime patrol aircraft, A330 Multi-Role Tanker Transport, NH90 helicopter, M-346 and Hawk lead-in fighter trainers, S-70 and H-60 helicopter variants, CH-47 Chinook heavy-lift helicopter, Unmanned Aerial Systems (UAS) and other aircraft that form part of the backbone of defence forces globally. Our positive outlook is supported by the expectation that these aircraft types will continue to be in demand globally. These platforms involve newer aircraft types with long program lives ahead of them and we believe this will drive opportunities for us over the next decade. Our focus in these specific market segments is an important distinction for us as a defence contractor as we believe they are vital to the maintenance of a defence force’s operational capability and readiness.

We have begun to witness varying degrees of global defence spending rationalization. We believe, however, that defence spending in the areas involving our products and services will continue to be supported by the:

  Explicit desire of governments and defence forces to increase the use of modelling and simulation;

  Growing demand for our specialized modelling and simulation-based products and services;

  High cost of operating live assets for training which leads to more use of simulation;

  Current nature of warfare which requires joint forces training and mission rehearsal.

We forecast that approximately 10,000 new military manned aircraft will be deployed into global military fleets over the next five years and this will generate demand for approximately 300 FMSs. While we do not today address all platforms and all markets, we are able to serve a good portion of this expected demand.

8 | CAE First Quarter Report 2011

Management’s Discussion and Analysis

Explicit desire of governments and defence forces to increase the use of modelling and simulation

Also helping to drive our military business is the explicit desire of governments and defence forces to increase the use of modelling and simulation for analysis, training, and operational decision-making. These sentiments are expressed by militaries globally, especially by the U.S. defence community. Simulation offers a number of advantages that address an ever-increasing global threat level and new economic constraints that are pressuring top-line defence spending. The cost savings from the use of modelling and simulation are considerable. The U.S. Air Force estimates that live training is approximately 10 times more costly than simulation-based training. The cost of fuel, detrimental environmental impacts, and significant wear and tear on weapon systems all point to the greater use of simulation and synthetic training. This type of training is critical for ensuring the readiness of global defence forces as they face new and challenging threats.

Growing demand for our specialized modelling and simulation-based products and services

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the defence market to strengthen relationships and position ourselves for future opportunities. Original equipment manufacturers are introducing new platforms that will drive worldwide demand for simulators and training. For example, Boeing is developing a new maritime patrol aircraft called the P-8A Poseidon, NH Industries is delivering the NH90 helicopter, EADS is aggressively marketing the A330 MRTT and C-295 transport aircraft worldwide, Lockheed Martin is doubling production of the C-130 aircraft, Alenia Aermacchi is successfully marketing the M-346 advanced lead-in fighter trainer and Sikorsky is offering new models of its H-60 helicopter to armies and navies worldwide, all of which fuel the demand for new simulators and training, and for all of which we have products at different development and production stages.

Trend towards outsourcing of training and maintenance services

With finite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to find ways to save money and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost effectively. For example, we have won or participated in contracts of this nature in Canada, Germany, Australia, the U.K. and the U.S.

Extension and upgrade of existing weapon system platforms

Original equipment manufacturers are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards. For example, several OEMs are offering global militaries operating C-130 aircraft a suite of avionics upgrades, which in turn leads to a requirement for major upgrades to existing C-130 training systems or potential new C-130 training systems. We have recently expanded our C-130 Tampa Training Center with a new C-130H FMS featuring an upgraded glass cockpit avionics suite. In the United Kingdom, the Royal Air Force’s fleet of Puma helicopters is undergoing a life extension program to keep the aircraft in service until 2022. This has recently resulted in us signing a contract with the United Kingdom Ministry of Defence (UK MoD) to upgrade the Puma simulator and training program at our Medium Support Helicopter Aircrew Training Facility (MSHATF).

High cost of operating live assets for training which leads to more use of simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs, reduces operational demands on aircraft that are being depreciated faster than originally planned, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk.

Current nature of warfare which requires joint forces training and mission rehearsal

Demand for networking

Allies are cooperating and creating joint and coalition forces, which is driving the demand for joint and networked training and operations. Training devices can be networked to train different crews and allow for networked training across a range of platforms.

Growing acceptance of synthetic training for mission rehearsal

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Synthetic environment software allows defence clients to plan sophisticated missions and carry out full-mission rehearsals as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, over the past several years we have delivered MH-47G and MH-60L combat mission simulators to the U.S. Army’s 160th Special Operations Aviation Regiment that feature the CAE-developed Common Environment/Common Database (CE/CDB). The CE/CDB enhances rapid simulation-based mission rehearsal capabilities.

CAE First Quarter Report 2011 | 9

Management’s Discussion and Analysis

NEW CORE MARKETS

Healthcare market

Simulation-based training is becoming universally recognized as one of the effective ways to prepare healthcare professionals to care for patients and respond to critical situations while reducing the overall risk to patients. Through acquisitions and partnerships with experts in the healthcare field, we are leveraging our knowledge, experience and best practices in simulation-based aviation training to work with healthcare experts to deliver innovative education, technologies and service solutions to improve the safety and efficiency of the healthcare industry. Currently, our healthcare services range from providing simulation-based training solutions to managing simulation-based training centres.

During the last year, CAE Healthcare further developed its capabilities in two areas: training centre solutions and medical solutions. We leveraged our broad expertise in managing aviation simulation centres to expand our offering for healthcare simulation centres, including training centre management services and training solutions, as well as the launch of the CAE OWLTM system. The CAE OWLTM system is used for optimizing the way training is conducted. In the area of medical solutions, we entered the imaging and surgical training fields; both of which are important focus areas for us and where CAE Healthcare can leverage CAE’s core simulation and modelling capabilities. The acquisitions of ICCU and VIMEDIX give us the ability to offer a complete solution for bedside ultrasound training by combining simulators with a comprehensive curriculum. The acquisition of three medical product lines from the company Immersion enables our entry into the training field for minimally invasive surgical procedures.

During the quarter, CAE Healthcare announced that it was awarded five new contracts to supply its new CAE OWLTM simulation centre management system. Contracts were signed with Université Laval, The Michener Institute for Applied Health Sciences, the University of Ottawa and the Hôpital Sacré-Coeur de Montréal (HSCM). CAE Healthcare also announced that it sold its first transthoracic echocardiography simulator, CAE VIMEDIXTM to the Beth Israel Deaconess Medical Center, a teaching hospital of Harvard Medical School.

CAE Healthcare and The Michener Institute for Applied Health Sciences formally celebrated the official opening of one of Canada’s largest simulation centres during the quarter.

Mining market

We recently acquired Datamine to expand our entry into the mine simulation and optimization field. Datamine has an extensive product and consulting portfolio ranging from exploration data management and geological (orebody) modelling to mine planning and mine operations management. This is part of our long-term strategy to leverage our modelling, simulation and training capabilities in new markets that have the same imperatives to reduce risks and enhance operational efficiency as the civil aviation and defence sectors.

Our New Core Market initiatives are still very much in their infancy. They offer attractive long-term potential for growth and the possibility for CAE to emerge as a market leader, as we have done in all of our core businesses. The New Core Market results are included in TS/C.

4. FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by GAAP.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

			June 30	March 31	Increase
			2010	2010	(decrease)
U.S. dollar (US$ or USD)			1.06	1.02	4%
Euro (€)			1.30	1.37	(5%)
British pound (£ or GBP)			1.59	1.54	3%

We used the average foreign exchange rates below to value our revenues and expenses:

	June 30	March 31		June 30
	2010	2010	Decrease	2009	Decrease
U.S. dollar (US$ or USD)	1.03	1.04	(1%)	1.17	(12%)
Euro (€)	1.31	1.44	(9%)	1.59	(18%)
British pound (£ or GBP)	1.53	1.63	(6%)	1.81	(15%)

The effect of translating the results of our self-sustaining subsidiaries into Canadian dollars resulted in a decrease in this quarter’s revenue of $33.9 million and a decrease in net earnings of $6.1 million, when compared to the first quarter of fiscal 2010.

10 | CAE First Quarter Report 2011

Management’s Discussion and Analysis

Three areas of our business are affected by changes in foreign exchange rates:

  Our network of civil and military training centres
  Most of our training network revenue and costs are in local currencies. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on the network’s net profitability and net investment. Under GAAP, gains or losses in the net investment in a self-sustaining subsidiary that result from changes in foreign exchange rates are deferred in the foreign currency translation adjustment (accumulated other comprehensive loss), which is part of the shareholders’ equity section of the balance sheet. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the statement of earnings and an impact on year-to-year and quarter-to-quarter comparisons.

  Our simulation products operations outside of Canada (Germany, U.S., U.K., Australia and India)
  Most of the revenue and costs in these operations from self-sustaining subsidiaries are generated in their local currency except for some data and equipment bought in different currencies from time to time as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar therefore have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars.

  Our simulation products operations in Canada
  Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), a significant portion of our annual revenue generated from Canada is in foreign currencies (mostly the U.S. dollar and the euro), while a significant portion of our expenses are in Canadian dollars.
  We generally hedge the milestone payments in sales contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. Since less than 100% of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the statement of earnings.
  We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the current high-level volatility of the Canadian dollar versus the U.S. currency. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.
  To reduce the variability of specific U.S. and euro-denominated manufacturing costs, we hedge the foreign currency costs incurred in our manufacturing process.

  NON-GAAP AND OTHER FINANCIAL MEASURES

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Backlog

Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

  For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;

  Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized the contract item and has received funding for it;

  For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to paying us training fees, or when we reasonably expect them from current customers.

The book-to-sales ratio is the total orders divided by total revenue in the period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives: Capital used:

  For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and its current portion);

  For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and its current portion and other non-operating liabilities).

Source of capital:

  We add net debt to total shareholders’ equity to understand where our capital is coming from.

CAE First Quarter Report 2011 | 11

Management’s Discussion and Analysis

Maintenance and growth capital expenditure

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

EBIT

Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets and dividends paid and adding proceeds from the sale of property, plant and equipment.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion, and subtracting cash and cash equivalents.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held-for-sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held-for-sale).

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure that we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations excluding interest expense, after tax, divided by the average capital employed. In addition, we also calculate this ratio adjusting earnings and capital employed to reflect the ordinary off-balance sheet operating leases.

Revenue simulator equivalent unit

Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If a FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

Segment operating income

Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using earnings before other income (expense), interest, income taxes and discontinued operations. These items are presented in the reconciliation between total segment operating income and EBIT (see Note 10 of the interim unaudited consolidated financial statements).

6.	CONSOLIDATED RESULTS
6.1	Results of our operations – first quarter of fiscal 2011

Summary of consolidated results
(amounts in millions, except per share amounts)		Q1-2011	Q4-2010	Q3-2010	Q2-2010	Q1-2010
Revenue		$366.7	395.9	382.9	364.5	383.0
Total segment operating income[1]		$62.2	64.9	64.6	62.3	72.3
Restructuring charge		$–	(1.9)	(3.9)	(1.1)	(27.2)
Earnings before interest and income taxes (EBIT)[1]		$62.2	63.0	60.7	61.2	45.1
As a % of revenue	%	17.0	15.9	15.9	16.8	11.8
Interest expense, net		$6.9	5.5	6.5	7.4	6.6
Earnings from continuing operations (before taxes)		$55.3	57.5	54.2	53.8	38.5
Income tax expense		$15.9	17.0	16.5	14.7	11.3
Net earnings		$39.4	40.5	37.7	39.1	27.2
Basic and diluted EPS		$0.15	0.16	0.15	0.15	0.11

1 Non-GAAP measure (see Section 5).

12 | CAE First Quarter Report 2011

Management’s Discussion and Analysis

Revenue was 7% lower than last quarter and 4% lower compared to the first quarter of fiscal 2010

Revenue was $29.2 million lower than last quarter mainly because:

  SP/M’s revenue decreased by $33.5 million, or 22%, mainly due to a lower level of activity on some of our North American programs, a less favourable program mix and an unfavourable foreign exchange impact this quarter;

  TS/M’s revenue decreased by $2.1 million, or 3%, mainly due to a lower level of activity in our Professional Services business and an unfavourable foreign exchange impact. The decrease was partially offset by the extension of a maintenance contract, for which there was more activity during this quarter, as well as more training services;

  TS/C’s revenue increased by $4.0 million, or 4%, mainly due to higher revenue generated in North and South America as well as in the emerging markets. Additionally, higher revenue was generated from our New Core Markets (healthcare and mining). The increase was partially offset by the negative effect from the stronger Canadian dollar;

  SP/C’s revenue increased by $2.4 million, or 4%, mainly due to higher production levels.

Revenue was $16.3 million lower than the first quarter of fiscal 2010 largely because:

  SP/C’s revenue decreased by $16.2 million, or 19%, mainly due to lower production levels resulting from a decline in order intake and to an unfavourable foreign exchange impact;

  SP/M’s revenue decreased by $2.7 million, or 2%, was mainly due to an unfavourable foreign exchange impact. As well, revenue was recognized in the first quarter of fiscal 2010 for the construction of NH90 simulators in Germany which were delivered during that fiscal year. The decrease in revenue was partially offset by more work performed on Canadian programs in addition to the integration into our results of Bell Aliant’s former Defence, Security and Aerospace (DSA) business unit, acquired in May 2009;

  TS/C’s revenue increased by $2.9 million, or 3%, mainly due to higher revenue generated in North and South America, in our FTOs’ activities, and in the emerging markets. Additionally, higher revenue was generated from our New Core Markets. The increase was partially offset by the negative effect from the stronger Canadian dollar;

  TS/M’s revenue remained stable. An unfavourable foreign exchange impact was offset by higher training revenue in the U.S. and Europe.

You will find more details in Results by segment.

EBIT was $0.8 million lower than last quarter and $17.1 million higher compared to the first quarter of fiscal 2010

EBIT for this quarter was $62.2 million, or 17.0% of revenue. EBIT was down $0.8 million or 1% compared to last quarter, and up $17.1 million or 38% over the first quarter of fiscal 2010. There was no restructuring charge booked this quarter, compared to $1.9 million last quarter and $27.2 million in the first quarter of last year.

Compared to last quarter, total segment operating income1 decreased by $2.7 million, or 4%. Decreased segment operating income of $7.8 million and $0.7 million from SP/M and SP/C respectively was partially offset by an increase of $4.6 million from TS/M and $1.2 million from TS/C.

Total segment operating income decreased by $10.1 million, or 14% over the first quarter of fiscal 2010. Decreased segment operating income of $8.5 million and $4.2 million from SP/C and SP/M respectively was partially offset by an increase of $1.4 million from TS/C and $1.2 million from TS/M.

You will find more details in Results by segment.

Net interest expense was $1.4 million higher than last quarter and $0.3 million higher over the first quarter of fiscal 2010

The increase in net interest expense was mainly because of a decrease in capitalized interests for assets under construction and an increase in other interest expense.

Effective income tax rate was 29% this quarter

Income taxes this quarter were $15.9 million, representing an effective tax rate of 29%, compared to 30% last quarter and 29% for the first quarter of fiscal 2010.

1 Non-GAAP measure (see Section 5).

CAE First Quarter Report 2011 | 13

Management’s Discussion and Analysis

6.2 Consolidated orders and backlog1

Our consolidated backlog was $3,106.1 million at the end of this quarter. New orders of $426.5 million were added this quarter, offset by $366.7 million in revenue generated from the backlog.

Backlog up by 2% over last quarter
Three months ended
(amounts in millions)	June 30, 2010
Backlog, beginning of period	$3,042.8
+ orders	426.5
- revenue	(366.7)
+ / - adjustments (mainly FX)	3.5
Backlog, end of period	$3,106.1

The book-to-sales ratio for the quarter was 1.16x. The ratio for the last 12 months was 1.10x.

You will find more details in Results by segment.

7. RESULTS BY SEGMENT

We manage our business and report our results in four segments:

Civil segments:

  Training & Services/Civil (TS/C);

  Simulation Products/Civil (SP/C).

Military segments:

  Simulation Products/Military (SP/M);

  Training & Services/Military (TS/M).

Transactions between segments are mainly transfers of simulators from SP/C to TS/C and are recorded at cost at the consolidated level.

If we can measure a segment’s use of jointly used assets, costs and liabilities (mostly corporate costs), we allocate them to the segment in that proportion. If we cannot measure a segment’s use, we allocate in proportion to the segment’s cost of sales.

KEY PERFORMANCE INDICATORS
Segment operating income
(amounts in millions, except operating margins)		Q1-2011	Q4-2010	Q3-2010	Q2-2010	Q1-2010
Civil segments
Training & Services/Civil		$22.2	21.0	17.4	15.9	20.8
	%	18.9	18.5	17.0	15.5	18.1
Simulation Products/Civil		$8.2	8.9	11.4	12.4	16.7
	%	12.3	13.8	15.7	19.4	20.1
Military segments
Simulation Products/Military		$18.0	25.8	23.4	24.3	22.2
	%	15.5	17.3	16.7	17.7	18.7
Training & Services/Military		$13.8	9.2	12.4	9.7	12.6
	%	20.8	13.4	18.4	16.1	18.9
Total segment operating income (SOI)		$62.2	64.9	64.6	62.3	72.3
Restructuring charge		$–	(1.9)	(3.9)	(1.1)	(27.2)
EBIT		$62.2	63.0	60.7	61.2	45.1

1 Non-GAAP measure (see Section 5).

14 | CAE First Quarter Report 2011

			Management’s Discussion and Analysis

Capital employed[1]
(amounts in millions)	Q1-2011	Q4-2010	Q3-2010	Q2-2010	Q1-2010
Civil segments
Training & Services/Civil	$1,007.2	969.8	995.0	1,018.9	1,093.2
Simulation Products/Civil	$76.9	29.6	39.9	28.5	25.6
Military segments
Simulation Products/Military	$177.4	147.0	181.9	167.6	174.6
Training & Services/Military	$202.2	174.2	196.4	173.9	172.5
	$1,463.7	1,320.6	1,413.2	1,388.9	1,465.9

7.1 Civil segments

FIRST QUARTER OF FISCAL 2011 EXPANSIONS AND NEW INITIATIVES

  We have acquired an equity interest in China Southern West Australia Flying College (CSWAFC) near Perth, Australia and will manage the pilot training school as part of the CAE Global Academy network. CSWAFC will operate as a joint venture owned 53% by China Southern Airlines and 47% by CAE;

  We have placed four new business aviation full-flight simulators into service: a Bombardier Learjet 40/40XR/45/45XR convertible FFS and a Cessna Citation II FFS in Burgess Hill, U.K.; and an Embraer Phenom 100/300 convertible FFS and a Dassault Falcon 50EX in Dallas, USA.

TRAINING & SERVICES/CIVIL

TS/C obtained contracts this quarter expected to generate future revenues of $81.8 million, including:

  A three-year contract with ExecuJet Aviation Group for pilot and technical training services on more than 30 aircraft types signed by Emirates-CAE Flight Training (ECFT). Training will be conducted at four sites across our global network of aviation training centres;

  A contract with corporate jet company Hangar8 for pilot training services on eight aircraft types;

  A long-term agreement with Gama Aviation for pilot training services, including e-Learning, on four Bombardier aircraft types;

  A contract between Vietnam Airlines and the CAE Global Academy for the provision of ab initio pilots, including 40 students starting this year;

  A contract with aircraft manufacturer ATR for CAE Flightscape to provide its flight data analysis (FDA) and flight data monitoring (FDM) services.

Financial results
(amounts in millions, except operating margins, RSEU
and FFSs deployed)		Q1-2011	Q4-2010	Q3-2010	Q2-2010	Q1-2010
Revenue		$117.6	113.6	102.4	102.8	114.7
Segment operating income		$22.2	21.0	17.4	15.9	20.8
Operating margins	%	18.9	18.5	17.0	15.5	18.1
Amortization & depreciation		$16.0	15.5	17.1	15.7	16.9
Capital expenditures		$11.5	23.9	13.0	18.9	23.7
Capital employed		$1,007.2	969.8	995.0	1,018.9	1,093.2
Backlog		$706.8	728.7	755.9	792.3	906.9
RSEU[1]		132	131	129	128	130
FFSs deployed		150	148	146	144	142

Revenue up 4% compared to last quarter and up 3% over the first quarter of fiscal 2010

The increase over last quarter was attributable to higher revenue generated in North and South America as well as in the emerging markets. Additionally, higher revenue was generated from our New Core Markets (healthcare and mining). The increase was partially offset by the negative effect from the stronger Canadian dollar.

The increase over the first quarter of fiscal 2010 was attributable to higher revenue generated in North and South America, in our FTOs’ activities, and in the emerging markets. Additionally, higher revenue was generated from our New Core Markets. The increase was partially offset by the negative effect from the stronger Canadian dollar.

Segment operating income up 6% from last quarter and up 7% over the first quarter of fiscal 2010

Segment operating income was $22.2 million (18.9% of revenue) this quarter, compared to $21.0 million (18.5% of revenue) last quarter and $20.8 million (18.1% of revenue) in the same period last year.

1 Non-GAAP measure (see Section 5).

CAE First Quarter Report 2011 | 15

Management’s Discussion and Analysis

Segment operating income increased by $1.2 million, or 6%, from last quarter. The increase was mainly attributable to higher revenue and to the gain on the sale of our investment in a small training operation in Germany. The increase was partially offset by the negative effect from the stronger Canadian dollar.

Segment operating income increased by $1.4 million, or 7%, over the first quarter of fiscal 2010. The increase was mainly due to higher revenue, the positive impact of the cost containment measures taken in fiscal 2010 and the gain on the sale of our investment in a small training operation in Germany this quarter. This was partially offset by the realization of a gain on the disposal of two used FFSs last year, the negative effect from the stronger Canadian dollar and expenditures related to our New Core Markets.

Capital expenditures at $11.5 million this quarter

Maintenance capital expenditures were $3.3 million for the quarter and growth capital expenditures were $8.2 million. We continue to selectively expand the training network to address additional market share and in response to training demands from our customers.

Capital employed increased by $37.4 million over last quarter

The increase in capital employed was mainly due to investments in our New Core Markets, primarily resulting from the Datamine acquisition.

Backlog was at $706.8 million at the end of the quarter
					Three months ended
(amounts in millions)					June 30, 2010
Backlog, beginning of period						$728.7
+ orders						81.8
- revenue						(117.6)
+ / - adjustments (mainly FX)						13.9
Backlog, end of period						$706.8

This quarter’s book-to-sales ratio was 0.70x. The ratio for the last 12 months was 0.86x.

SIMULATION PRODUCTS/CIVIL
SP/C was awarded contracts for the following 6 FFSs this quarter:
One CAE 7000 Series Dassault Falcon 900EX/2000EX FFS to ECFT;
One Challenger 605 FFS and one Learjet 85 FFS to Bombardier Aerospace;
One CAE 7000 Series FFS to ATR for the new ATR42/72-600 aircraft;
One Airbus A320 FFS to Vietnam Airlines;
One Boeing 737 FFS to an undisclosed customer.

Financial results
(amounts in millions, except operating margins)		Q1-2011	Q4-2010	Q3-2010	Q2-2010	Q1-2010
Revenue		$66.9	64.5	72.6	63.9	83.1
Segment operating income		$8.2	8.9	11.4	12.4	16.7
Operating margins	%	12.3	13.8	15.7	19.4	20.1
Amortization & depreciation		$1.5	1.7	1.6	1.7	1.5
Capital expenditures		$1.4	12.3	0.6	0.5	1.3
Capital employed		$76.9	29.6	39.9	28.5	25.6
Backlog		$251.7	252.4	244.1	254.5	293.6

Revenue up 4% from last quarter and down 19% from the first quarter of fiscal 2010

The increase from last quarter was mainly due to higher production levels.

The decrease over the first quarter of fiscal 2010 was mainly due to lower production levels resulting from a decline in order intake and to an unfavourable foreign exchange impact.

Segment operating income down 8% from last quarter and down 51% from the first quarter of fiscal 2010

Segment operating income was $8.2 million (12.3% of revenue) this quarter, compared to $8.9 million (13.8% of revenue) last quarter and $16.7 million (20.1% of revenue) in the first quarter of fiscal 2010.

The decrease from last quarter was largely due to a decline in project margins resulting from challenging market conditions.

The decrease from the first quarter of fiscal 2010 was primarily due to a decline in project margins resulting from challenging market conditions, a lower utilization of funds from our research and development cost-sharing programs and a decrease in volume, as mentioned above.

16 | CAE First Quarter Report 2011

Management’s Discussion and Analysis

Capital employed increased by $47.3 million over last quarter
Capital employed increased over last quarter mainly due to a decrease in accounts payable and accrued liabilities.

Backlog stable compared to last quarter
Three months ended
(amounts in millions)	June 30, 2010
Backlog, beginning of period	$252.4
+ orders	68.7
- revenue	(66.9)
+ / - adjustments (mainly FX)	(2.5)
Backlog, end of period	$251.7

This quarter’s book-to-sales ratio was 1.03x. The ratio for the last 12 months was 0.87x.

7.2 Military segments

SIMULATION PRODUCTS/MILITARY
SP/M was awarded $171.3 million in orders this quarter, including:

  A comprehensive academic training system for the C-130 and KDC-10 aircraft operated by the Royal Netherlands Air Force (RNLAF) to the Netherlands Ministry of Defence (NL MoD);

  A contract for a comprehensive CC-130J aircraft maintenance technician solution for the Government of Canada awarded to us by Lockheed Martin;

  A contract to perform a major upgrade on the Puma helicopter simulator located at CAE’s Medium Support Helicopter Aircrew Training Facility at Royal Air Force (RAF) Base Benson from UK MoD;

  A contract to design and manufacture a C-130H FMS for the Egyptian Air Force from the United States Air Force. The contract was awarded to CAE USA under the United States foreign military sale program.

Financial results
(amounts in millions, except operating margins)		Q1-2011	Q4-2010	Q3-2010	Q2-2010	Q1-2010
Revenue		$115.8	149.3	140.4	137.4	118.5
Segment operating income		$18.0	25.8	23.4	24.3	22.2
Operating margins	%	15.5	17.3	16.7	17.7	18.7
Amortization & depreciation		$2.5	2.8	2.7	3.2	2.6
Capital expenditures		$1.8	0.9	2.3	1.1	1.5
Capital employed		$177.4	147.0	181.9	167.6	174.6
Backlog		$921.2	868.0	815.3	889.8	1,072.5

Revenue down 22% from last quarter and down 2% from the first quarter of fiscal 2010

The decrease from last quarter was mainly due to a lower level of activity on some of our North American programs, a less favourable program mix and an unfavourable foreign exchange impact this quarter.

The decrease from the first quarter of fiscal 2010 was mainly due to an unfavourable foreign exchange impact. As well, revenue was recognized in the first quarter of fiscal 2010 for the construction of NH90 simulators in Germany which were delivered during that fiscal year. The decrease in revenue was partially offset by more work performed on Canadian programs in addition to the integration into our results of DSA, acquired in May 2009.

In addition, some major programs recently won are still in their early development stage and have not yet reached their full revenue recognition phase.

Segment operating income down 30% from last quarter and down 19% from the first quarter of fiscal 2010

Segment operating income was $18.0 million (15.5% of revenue) this quarter, compared to $25.8 million (17.3% of revenue) last quarter and $22.2 million (18.7% of revenue) in the first quarter of fiscal 2010.

The decrease from last quarter was mainly due to a lower level of activity, as mentioned above, in addition to a lower utilization of funds from our research and development cost-sharing programs.

The decrease from the first quarter of fiscal 2010 was mainly due to a lower utilization of funds from our research and development cost-sharing programs and an unfavourable foreign exchange impact. As well, the first quarter of fiscal 2010 was impacted by the construction of NH90 simulators in Germany which were delivered during that fiscal year. The decrease from the first quarter of fiscal 2010 was partially offset by more work performed on Canadian programs in addition to the integration into our results of DSA, acquired in May 2009.

CAE First Quarter Report 2011 | 17

Management’s Discussion and Analysis

Capital employed increased by $30.4 million over last quarter

The increase over last quarter was mainly due to a decrease in accounts payable and accrued liabilities and an increase in contracts in progress.

Backlog up by 6% over last quarter
Three months ended
(amounts in millions)	June 30, 2010
Backlog, beginning of period	$868.0
+ orders	171.3
- revenue	(115.8)
+ / - adjustments (mainly FX)	(2.3)
Backlog, end of period	$921.2

This quarter’s book-to-sales ratio was 1.48x. The ratio for the last 12 months was 1.08x.

TRAINING & SERVICES/MILITARY
TS/M was awarded $104.7 million in orders this quarter including:

  A six-year contract to continue providing a range of maintenance and training support services at the Hans E. Drebing simulator centre of the German Army Aviation School in Bueckeburg awarded by Germany’s procurement office BWB (Bundesamt fur Wehrtechnik und Beschaffung);

  The in-service support management of the CC-130J aircraft maintenance technician training program at Canadian Forces Base Trenton until mid-2016 following the delivery of the CC-130J aircraft maintenance technician training suite mentioned above in the SP/M section.

Financial results
(amounts in millions, except operating margins)		Q1-2011	Q4-2010	Q3-2010	Q2-2010	Q1-2010
Revenue		$66.4	68.5	67.5	60.4	66.7
Segment operating income		$13.8	9.2	12.4	9.7	12.6
Operating margins	%	20.8	13.4	18.4	16.1	18.9
Amortization & depreciation		$2.9	2.3	3.0	2.6	2.3
Capital expenditures		$7.6	11.4	8.2	5.8	5.5
Capital employed		$202.2	174.2	196.4	173.9	172.5
Backlog		$1,226.4	1,193.7	1,101.8	1,098.2	1,005.2

Revenue down 3% from last quarter and was stable compared to the first quarter of fiscal 2010

Revenue decreased from last quarter mainly due to a lower level of activity in our Professional Services business and an unfavourable foreign exchange impact. The decrease was partially offset by the extension of a maintenance contract, for which there was more activity during this quarter, as well as more training services.

Revenue was stable compared to the first quarter of fiscal 2010. An unfavourable foreign exchange impact was offset by higher training revenue in the U.S. and Europe.

Segment operating income up by 50% over last quarter and by 10% over the first quarter of fiscal 2010

Segment operating income was $13.8 million (20.8% of revenue) this quarter, compared to $9.2 million (13.4% of revenue) last quarter and $12.6 million (18.9% of revenue) in the first quarter of fiscal 2010.

The increase over last quarter was mainly due to higher margins generated this quarter on the extension of a maintenance contract, as mentioned above, for which margins fluctuate depending on the amount of work required, in addition to more training services performed during this quarter. The increase was partially offset by an unfavourable foreign exchange impact.

The increase over the first quarter of fiscal 2010 was mainly due to increased volume and a higher dividend from a U.K.-based TS/M investment, partially offset by an unfavourable foreign exchange impact.

Capital employed increased by $28.0 million over last quarter

The increase over last quarter was mainly due to an increase in accounts receivable and a decrease in accounts payable and accrued liabilities.

18 | CAE First Quarter Report 2011

Management’s Discussion and Analysis

Backlog up 3% over last quarter
Three months ended
(amounts in millions)	June 30, 2010
Backlog, beginning of period	$1,193.7
+ orders	104.7
- revenue	(66.4)
+ / - adjustments (mainly FX)	(5.6)
Backlog, end of period	$1,226.4

This quarter’s book-to-sales ratio was 1.58x. The ratio for the last 12 months was 1.77x.

Combined military performance

Revenue was $182.2 million this quarter, compared to $217.8 million last quarter and $185.2 million in the first quarter of fiscal 2010.

Segment operating income was $31.8 million (17.5% of revenue) this quarter, compared to $35.0 million (16.1% of revenue) last quarter and $34.8 million (18.8% of revenue) in the first quarter of fiscal 2010.

The combined military book-to-sales ratio was 1.51x for the quarter and 1.31x on a trailing 12-month basis.

8. CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We actively manage liquidity and regularly monitor the factors that could affect it, including:

  Cash generated from operations, including timing of milestone payments and management of working capital;

  Capital expenditure requirements;

  Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

  Consolidated cash movements

For the three-month period ending	June 30	March 31	June 30
(amounts in millions)	2010	2010	2009
Cash provided by continuing operating activities*	$66.6	$87.6	$48.1
Changes in non-cash working capital	(110.9)	61.1	(68.0)
Net cash (used in) provided by continuing operations	$(44.3)	$148.7	$(19.9)
Maintenance capital expenditures[1]	(8.5)	(23.0)	(8.3)
Other assets	(5.0)	(3.2)	(1.5)
Proceeds from disposal of property, plant and equipment	–	–	7.6
Cash dividends	(7.6)	(7.6)	(7.6)
Free cash flow[1]	$(65.4)	$114.9	$(29.7)
Growth capital expenditures[1]	(13.8)	(25.5)	(23.7)
Deferred development costs	(3.0)	(5.2)	(3.1)
Other cash movements, net	(7.7)	1.5	0.7
Business acquisitions (net of cash and cash equivalents acquired)	(18.1)	(5.1)	(17.7)
Joint venture, net of cash and cash equivalents acquired	(1.9)	–	–
Effect of foreign exchange rate changes on cash and cash equivalents	0.4	(11.7)	(5.9)
Net (decrease) increase in cash before proceeds and repayment of
long-term debt	$(109.5)	$68.9	$(79.4)
* before changes in non-cash working capital

Free cash flow of negative $65.4 million this quarter

The decrease from last quarter was mainly attributable to unfavourable changes in non-cash working capital and to a decrease in cash provided by continuing operating activities. The unfavourable changes in non-cash working capital, as we normally see in the first quarter of the fiscal year, is mainly due to a decrease in our accounts payable and accrual liabilities as well as an increase in accounts receivable.

The decrease over the first quarter of fiscal 2010 was mainly due to unfavourable changes in non-cash working capital, partially offset by an increase in cash provided by continuing operating activities.

1 Non-GAAP measure (see Section 5).

CAE First Quarter Report 2011 | 19

Management’s Discussion and Analysis

Capital expenditures of $22.3 million this quarter

Growth capital expenditures of $13.8 million this quarter were in support of prior commitments. We are continuing to selectively expand our training network to address additional market share and in response to training demands for our customers. Maintenance capital expenditures were $8.5 million this quarter.

9.	CONSOLIDATED FINANCIAL POSITION
9.1	Consolidated capital employed[1]

	As at June 30	As at March 31
(amounts in millions)	2010	2010
Use of capital:
Non-cash working capital[1]	$58.3	$(40.4)
Property, plant and equipment, net	1,164.7	1,147.2
Other long-term assets	558.5	511.7
Other long-term liabilities	(293.6)	(282.9)
Total capital employed	$1,487.9	$1,335.6
Source of capital:
Net debt[1]	$296.7	$179.8
Shareholders’ equity	1,191.2	1,155.8
Source of capital	$1,487.9	$1,335.6

Capital employed increased by $152.3 million over last quarter

The increase was mainly the result of an increase in non-cash working capital, other long-term assets and property, plant and equipment, partially offset by an increase in other long-term liabilities.

Our return on capital employed1 (ROCE) was 12.3% (11.7% adjusted for operating leases) this quarter compared to 13.9% (12.8% adjusted for operating leases) for the first quarter of last year.

Non-cash working capital increased by $98.7 million this quarter from last quarter

The increase was mainly due to a reduction in accounts payable and accrued liabilities in addition to an increase in accounts receivable and contracts in progress.

Net property, plant and equipment up $17.5 million this quarter over last quarter

The increase was mainly caused by capital expenditures of $22.3 million and foreign exchange variations of $8.5 million, partially offset by depreciation of $18.0 million.

Net debt increased by $116.9 million this quarter

The increase of $116.9 million was primarily caused by a net decrease in cash before proceeds and repayments of long-term debt and the weakening of the Canadian dollar against our foreign denominated debt.

Change in net debt
Three months ended
(amounts in millions)	June 30, 2010
Net debt, beginning of period	$179.8
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	109.5
Business acquisitions, joint ventures and others	0.2
Effect of foreign exchange rate changes on long-term debt	7.2
Increase in net debt during the period	$116.9
Net debt, end of period	$296.7

1 Non-GAAP measure (see Section 5).

20 | CAE First Quarter Report 2011

Management’s Discussion and Analysis

During the quarter, we refinanced our existing credit facility which was due to expire in July 2010. The agreement is a committed three-year revolving credit facility of US$450 million with an option to increase to a total amount up to US$650 million.

We also have an agreement to sell certain of our accounts receivable up to $50 million.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will enable the pursued growth of our business, the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

Shareholders’ equity increased by $35.4 million this quarter

The increase in equity was mainly due to net earnings of $39.4 million and a decrease in accumulated other comprehensive loss of $1.9 million, partially offset by dividends of $7.6 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares, and an unlimited number of preferred shares issued in series. We had a total of 256,567,945 common shares issued and outstanding as at June 30, 2010 with total share capital of $442.1 million.

As at July 30, 2010, we had a total of 256,567,945 common shares issued and outstanding.

10. BUSINESS ACQUISITIONS

Datamine Corporate Limited

In April 2010, we acquired Datamine Corporate Limited (Datamine) for a total cost, including acquisition costs and excluding working capital adjustments, of $23.9 million settled in cash and an additional consideration of $2.7 million to be paid. Datamine is a supplier of mining optimization software tools and services. The allocation of the purchase price is preliminary and is expected to be completed in the near future.

Academia Aeronautica de Evora S.A.

In June 2010, we acquired the remaining non-controlling interest of Academia Aeronautica de Evora S.A. for a total cost of $0.4 million settled in cash.

Goodwill recognized for these transactions amounts to $16.3 million, which is not deductible for tax purposes. As well, a customer relationship intangible asset in the amount of $3.4 million, a technology intangible asset in the amount of $3.4 million and a tradename intangible asset in the amount of $0.8 million have been recognized regarding these transactions. These transactions were accounted for under the purchase method and the operating results have been included in our consolidated results since the date of each respective acquisition. The net assets of these acquisitions are included in the TS/C segment.

11. CHANGE IN ACCOUNTING STANDARDS

There were no changes in accounting standards this quarter.

12. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) IMPLEMENTATION

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. While Canadian GAAP and IFRS are both principles based and use comparable conceptual frameworks, there are significant recognition, measurement, presentation and disclosure differences.

We plan to prepare our interim and annual financial statements in accordance with IFRS for periods commencing on or after April 1, 2011.

Our IFRS changeover plan

We have developed a detailed changeover plan to convert our consolidated financial statements from Canadian GAAP to IFRS. Details regarding the phases, key activities and the status of the plan are described in Section 10.2 Future changes in accounting standards of our 2010 Management Discussion and Analysis dated May 13, 2010.

No significant changes to the plan have been made since this date and the plan is progressing as designed.

13.	CONTROLS AND PROCEDURES
13.1	Evaluation of disclosure controls and procedures

In the first quarter ended June 30, 2010, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the first quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

CAE First Quarter Report 2011 | 21

Management’s Discussion and Analysis

14. SELECTED QUARTERLY FINANCIAL INFORMATION

(unaudited)						Year to
(amounts in millions, except per share amounts and exchange rates)	Q1		Q2	Q3	Q4	date
Fiscal 2011
Revenue	$366.7		(1)	(1)	(1)	366.7
Earnings from continuing operations	$39.4		(1)	(1)	(1)	39.4
Basic earnings per share from continuing operations	$0.15		(1)	(1)	(1)	0.15
Diluted earnings per share from continuing operations	$0.15		(1)	(1)	(1)	0.15
Net earnings	$39.4		(1)	(1)	(1)	39.4
Basic earnings per share	$0.15		(1)	(1)	(1)	0.15
Diluted earnings per share	$0.15		(1)	(1)	(1)	0.15
Average number of shares outstanding (basic)	256.5		(1)	(1)	(1)	256.5
Average number of shares outstanding (diluted)	256.6		(1)	(1)	(1)	256.6
Average exchange rate, U.S. dollar to Canadian dollar	$1.03		(1)	(1)	(1)	1.03
Average exchange rate, Euro to Canadian dollar	$1.31		(1)	(1)	(1)	1.31
Average exchange rate, British pound to Canadian dollar	$1.53		(1)	(1)	(1)	1.53
Fiscal 2010						Total
Revenue	$383.0		364.5	382.9	395.9	1,526.3
Earnings from continuing operations	$27.2		39.1	37.7	40.5	144.5
Basic earnings per share from continuing operations	$0.11		0.15	0.15	0.16	0.56
Diluted earnings per share from continuing operations	$0.11		0.15	0.15	0.16	0.56
Net earnings	$27.2		39.1	37.7	40.5	144.5
Basic earnings per share	$0.11		0.15	0.15	0.16	0.56
Diluted earnings per share	$0.11		0.15	0.15	0.16	0.56
Average number of shares outstanding (basic)	255.4		255.6	255.9	256.4	255.8
Average number of shares outstanding (diluted)	255.4	(2)	255.6 (2)	255.9 (2)	256.4 (2)	255.8	(2)
Average exchange rate, U.S. dollar to Canadian dollar	$1.17		1.10	1.06	1.04	1.09
Average exchange rate, Euro to Canadian dollar	$1.59		1.57	1.56	1.44	1.54
Average exchange rate, British pound to Canadian dollar	$1.81		1.80	1.73	1.63	1.74
Fiscal 2009						Total
Revenue	$392.1		406.7	424.6	438.8	1,662.2
Earnings from continuing operations	$48.2		49.2	52.1	52.7	202.2
Basic earnings per share from continuing operations	$0.19		0.19	0.20	0.21	0.79
Diluted earnings per share from continuing operations	$0.19		0.19	0.20	0.21	0.79
Net earnings	$47.3		49.0	52.1	52.7	201.1
Basic earnings per share	$0.19		0.19	0.20	0.21	0.79
Diluted earnings per share	$0.19		0.19	0.20	0.21	0.79
Average number of shares outstanding (basic)	254.3		254.9	254.9	254.9	254.8
Average number of shares outstanding (diluted)	255.1		255.4	254.9 (2)	254.9 (2)	255.0
Average exchange rate, U.S. dollar to Canadian dollar	$1.01		1.04	1.21	1.25	1.13
Average exchange rate, Euro to Canadian dollar	$1.58		1.56	1.60	1.62	1.59
Average exchange rate, British pound to Canadian dollar	$1.99		1.97	1.90	1.79	1.91

(1)	Not available.
(2)	For these periods, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

22 | CAE First Quarter Report 2011

	Consolidated Financial Statements

Consolidated Balance Sheets

(Unaudited)	As at June 30	As at March 31
(amounts in millions of Canadian dollars)	2010	2010
Assets
Current assets
Cash and cash equivalents	$200.5	$312.9
Accounts receivable (Note 4)	260.9	237.5
Contracts in progress	237.7	220.6
Inventories (Note 5)	136.7	126.9
Prepaid expenses	33.6	33.7
Income taxes recoverable	30.1	24.3
Future income taxes	5.2	7.1
	$904.7	$963.0
Property, plant and equipment, net	1,164.7	1,147.2
Future income taxes	83.1	82.9
Intangible assets	139.7	125.4
Goodwill	182.5	161.9
Other assets	153.2	141.5
	$2,627.9	$2,621.9

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$415.1	$467.8
Deposits on contracts	212.0	199.7
Current portion of long-term debt (Note 6)	53.6	51.1
Future income taxes	18.8	23.0
	$699.5	$741.6
Long-term debt (Note 6)	443.6	441.6
Deferred gains and other long-term liabilities	204.8	200.5
Future income taxes	88.8	82.4
	$1,436.7	$1,466.1

Shareholders’ equity
Capital stock	$442.1	$441.5
Contributed surplus	12.1	10.9
Retained earnings	950.5	918.8
Accumulated other comprehensive loss	(213.5)	(215.4)
	$1,191.2	$1,155.8
	$2,627.9	$2,621.9

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2011 | 23

Consolidated Financial Statements

Consolidated Statements of Earnings

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	2010	2009
Revenue	$366.7	$383.0
Earnings before restructuring, interest and income taxes	$62.2	$72.3
Restructuring charge	–	27.2
Earnings before interest and income taxes (Note 10)	$62.2	$45.1
Interest expense, net (Note 6)	6.9	6.6
Earnings before income taxes	$55.3	$38.5
Income tax expense	15.9	11.3
Net earnings	$39.4	$27.2
Basic and diluted earnings per share	$0.15	$0.11
Weighted average number of shares outstanding (basic)	256.5	255.4
Weighted average number of shares outstanding (diluted)(1)	256.6	255.4

(1) For the three months ended June 30, 2009, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

The accompanying notes form an integral part of these Consolidated Financial Statements.

24 | CAE First Quarter Report 2011

Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)
three months ended June 30, 2010
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balance,
beginning of period	256,516,994	$441.5	$10.9	$918.8	$(215.4)	$1,155.8
Stock options exercised	39,200	0.3	–	–	–	0.3
Transfer upon exercise of
stock options	–	0.2	(0.2)	–	–	–
Stock dividends	11,751	0.1	–	(0.1)	–	–
Stock-based
compensation	–	–	1.4	–	–	1.4
Net earnings	–	–	–	39.4	–	39.4
Dividends	–	–	–	(7.6)	–	(7.6)
Other comprehensive
income	–	–	–	–	1.9	1.9
Balance,
end of period	256,567,945	$442.1	$12.1	$950.5	$(213.5)	$1,191.2

The total of Retained earnings and Accumulated other comprehensive loss for the three months ended June 30, 2010 was $737.0 million ($741.1 million as at June 30, 2009).

(Unaudited)
three months ended June 30, 2009
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balance,
beginning of period	255,146,443	$430.2	$10.1	$805.0	$(47.5)	$1,197.8
Stock options exercised	401,745	2.1	–	–	–	2.1
Transfer upon exercise of
stock options	–	1.1	(1.1)	–	–	–
Stock dividends	11,924	0.1	–	(0.1)	–	–
Stock-based
compensation	–	–	0.8	–	–	0.8
Net earnings	–	–	–	27.2	–	27.2
Dividends	–	–	–	(7.6)	–	(7.6)
Other comprehensive loss	–	–	–	–	(35.9)	(35.9)
Balance,
end of period	255,560,112	$433.5	$9.8	$824.5	$(83.4)	$1,184.4

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2011 | 25

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)			2010	2009
Net earnings			$39.4	$27.2
Other comprehensive income (loss), net of income taxes:
Foreign currency translation adjustment
Net foreign exchange gains (losses) on translation of
financial statements of self-sustaining foreign operations			$15.5	$(54.2)
Net change in losses on certain long-term debt
denominated in foreign currency and designated as
hedges on net investments in self-sustaining foreign
operations			(4.2)	(1.9)
Reclassification to income			(0.3)	–
Income taxes			–	1.7
			$11.0	$(54.4)
Net changes in cash flow hedge
Net change in (losses) gains on derivative items designated
as hedges of cash flows			$(4.4)	$13.2
Reclassifications to income or to the related
non-financial assets or liabilities			(8.4)	13.3
Income taxes			3.7	(8.0)
			$(9.1)	$18.5
Total other comprehensive income (loss)			$1.9	$(35.9)
Comprehensive income (loss)			$41.3	$(8.7)

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statement of Accumulated Other Comprehensive Loss

	Foreign		Accumulated
(Unaudited)	Currency			Other
as at June 30, 2010	Translation	Cash Flow	Comprehensive
(amounts in millions of Canadian dollars)	Adjustment	Hedge		Loss
Balance in accumulated other comprehensive
loss, beginning of period	$(226.4)	$11.0		$(215.4)
Details of other comprehensive income:
Net change in gains (losses)	11.3	(4.4)		6.9
Reclassification to income or to the related
non-financial assets or liabilities	(0.3)	(8.4)		(8.7)
Income taxes	–	3.7		3.7
Total other comprehensive income	$11.0	$(9.1)		$1.9
Balance in accumulated other comprehensive
loss, end of period	$(215.4)	$1.9		$(213.5)

The accompanying notes form an integral part of these Consolidated Financial Statements.

26 | CAE First Quarter Report 2011

	Consolidated Financial Statements

Consolidated Statements of Cash Flows

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	2010	2009
Operating activities
Net earnings	$39.4	$27.2
Adjustments to reconcile earnings to cash flows from operating activities:
Depreciation	18.0	19.3
Financing cost amortization	0.2	0.2
Amortization of intangible and other assets	4.9	4.0
Future income taxes	4.2	7.0
Investment tax credits	(1.1)	(1.7)
Stock-based compensation plans	5.7	0.8
Employee future benefits, net	1.3	(0.7)
Amortization of other long-term liabilities	(1.8)	(1.8)
Other	(4.2)	(6.2)
Changes in non-cash working capital (Note 7)	(110.9)	(68.0)
Net cash used in operating activities	$(44.3)	$(19.9)
Investing activities
Business acquisitions, net of cash and cash equivalents acquired (Note 2)	$(18.1)	$(17.7)
Joint venture, net of cash and cash equivalents acquired	(1.9)	–
Capital expenditures	(22.3)	(32.0)
Proceeds from disposal of property, plant and equipment	–	7.6
Deferred development costs	(3.0)	(3.1)
Other	(5.0)	(1.5)
Net cash used in investing activities	$(50.3)	$(46.7)
Financing activities
Proceeds from long-term debt, net of transaction costs and hedge accounting adjustment	$5.4	$145.2
Repayment of long-term debt	(7.1)	(84.5)
Proceeds from capital lease	–	16.9
Repayments of capital lease	(1.2)	(0.4)
Dividends paid	(7.6)	(7.6)
Common stock issuance	0.3	2.1
Other	(8.0)	(1.4)
Net cash (used in) provided by financing activities	$(18.2)	$70.3
Effect of foreign exchange rate changes on cash and cash equivalents	$0.4	$(5.9)
Net decrease in cash and cash equivalents	$(112.4)	$(2.2)
Cash and cash equivalents, beginning of period	312.9	195.2
Cash and cash equivalents, end of period	$200.5	$193.0

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2011 | 27

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements (Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

CAE Inc. (or the Company) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators, aircraft manufacturers, healthcare education and service providers and the mining industry. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres in locations around the world.

The Company’s operations are managed through four segments:

(i)	Simulation Products/Civil – Designs, manufactures and supplies civil flight simulators, training devices and visual systems;
(ii)	Simulation Products/Military – Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies;
(iii)	Training & Services/Civil – Provides business and commercial aviation training for all flight and ground personnel and all associated services;
(iv)	Training & Services/Military – Supplies turnkey training services, support services, systems maintenance and modelling and simulation solutions.

Seasonality and cyclicality of the business

The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Simulation Products/Civil segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The Training & Services/Civil segment activities are affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.

Order intake for the Military segments can be impacted by the unique nature of military contracts and the irregular timing in which they are awarded.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian Generally Accepted Accounting Principles (GAAP) requires CAE’s management (management) to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses for the period reported. Management reviews its estimates on an ongoing basis, particularly as they relate to accounting for long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets, asset retirement obligations, fair value of certain financial instruments, goodwill and intangible assets, based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates.

Generally accepted accounting principles and financial statement presentation

These interim unaudited consolidated financial statements have been prepared in accordance with GAAP.

These consolidated financial statements comply with GAAP applicable to interim financial statements and have been prepared on a basis consistent with the Company’s annual consolidated financial statements for the year ended March 31, 2010.

These consolidated statements do not include all of the disclosures applicable to annual consolidated financial statements; for a full description of the Company’s accounting policies, refer to the Company’s annual consolidated financial statements for the year ended March 31, 2010 available on-line at www.sedar.com, at www.sec.gov, as well as on the Company’s website at www.cae.com. While management believes that the disclosures presented are adequate and that the disclosures highlight all material changes during the quarter, these interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.

Except where otherwise noted, all amounts in these consolidated financial statements are expressed in Canadian dollars.

28 | CAE First Quarter Report 2011

Notes to the Consolidated Financial Statements

Basis of consolidation

The consolidated financial statements include the accounts of CAE Inc. and all majority-owned subsidiaries, and variable interest entities for which the Company is the primary beneficiary. They also include the Company’s proportionate share of assets, liabilities and earnings of joint ventures in which the Company has an interest (refer to Note 3). All significant intercompany accounts and transactions have been eliminated. The investments over which the Company exercises significant influence are accounted for using the equity method and portfolio investments are accounted at fair value unless there is no quoted price in an active market.

NOTE 2 – BUSINESS ACQUISITIONS

Datamine Corporate Limited

In April 2010, the Company acquired Datamine Corporate Limited (Datamine) for a total cost, including acquisition costs and excluding working capital adjustments, of $23.9 million settled in cash and an additional consideration of $2.7 million to be paid. Datamine is a supplier of mining optimization software tools and services. The allocation of the purchase price is preliminary and is expected to be completed in the near future.

Academia Aeronautica de Evora S.A.

In June 2010, the Company acquired the remaining non-controlling interest of Academia Aeronautica de Evora S.A. for a total cost of $0.4 million settled in cash.

Goodwill recognized for these transactions amounts to $16.3 million, which is not deductible for tax purposes. As well, a customer relationship intangible asset in the amount of $3.4 million, a technology intangible asset in the amount of $3.4 million and a tradename intangible asset in the amount of $0.8 million have been recognized regarding these transactions. These transactions were accounted for under the purchase method and the operating results have been included in the consolidated results of the Company since the date of each respective acquisition. The net assets of these acquisitions are included in the Training & Services/Civil segment.

NOTE 3 – INVESTMENTS IN JOINT VENTURES

The Company’s consolidated balance sheets and consolidated statements of earnings and cash flows include, on a proportionate consolidation basis, the impact of its joint venture companies of Zhuhai Xiang Yi Aviation Technology Company Limited – 49%, Helicopter Training Media International GmbH – 50%, Helicopter Flight Training Services GmbH – 25%, the Emirates-CAE Flight Training centre – 50%, Embraer CAE Training Services LLC – 49%, HATSOFF Helicopter Training Private Limited – 50%, National Flying Training Institute Private Limited – 51%, CAE Bangalore training centre – 50%, Rotorsim S.r.l. – 50% (starting fiscal 2010), Embraer CAE Training Services (U.K.) Limited – 49% (starting fiscal 2010) and China Southern West Australia Flying College – 47% (starting fiscal 2011).

Except for the Helicopter Training Media International GmbH joint venture, whose operations are essentially focused on designing, manufacturing and supplying advanced helicopter military training product applications, the other joint venture companies’ operations are focused on providing civil and military aviation training and related services.

CAE First Quarter Report 2011 | 29

Notes to the Consolidated Financial Statements

The impact on the Company’s consolidated financial statements from all joint ventures is as follows:

(Unaudited)	As at June 30	As at March 31
(amounts in millions)	2010	2010
Assets
Current assets	$52.1	$54.0
Property, plant and equipment and other non-current assets	261.4	238.6
Liabilities
Current liabilities	35.0	33.4
Long-term debt (including current portion)	115.8	117.2
Deferred gains and other long-term liabilities	8.0	7.3

(Unaudited)
three months ended June 30
(amounts in millions)	2010	2009
Earnings
Revenue	$19.8	$21.5
Net earnings	4.8	4.2
Segmented operating income
Simulation Products/Military	0.6	1.5
Training and Services/Civil	3.5	3.8
Training and Services/Military	2.7	0.1

Cash flows provided by (used in):
Operating activities	$1.1	$(3.4)
Investing activities	(9.0)	(9.4)
Financing activities	(3.5)	(1.0)

30 | CAE First Quarter Report 2011

Notes to the Consolidated Financial Statements

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable are carried net of an allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and delay in collection beyond the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

Details of accounts receivable were as follows:

(Unaudited)	As at June 30	As at March 31
(amounts in millions)	2010	2010
Past due trade receivables
1-30 days	$31.0	$18.2
31-60 days	17.1	11.8
61-90 days	12.0	9.3
Greater than 90 days	21.3	16.8
Total	$81.4	$56.1
Allowance for doubtful accounts	(7.0)	(5.6)
Current trade receivables	103.3	84.9
Accrued receivables	31.7	31.7
Derivative assets	15.6	27.9
Other receivables	35.9	42.5
Total accounts receivable	$260.9	$237.5

Changes in the allowance for doubtful accounts were as follows:
(Unaudited)
three months ended June 30
(amounts in millions)	2010	2009
Allowance for doubtful accounts, beginning of period	$(5.6)	$(8.2)
Additions	(1.7)	(1.2)
Amounts charged off	0.4	2.1
Foreign exchange	(0.1)	0.4
Allowance for doubtful accounts, end of period	$(7.0)	$(6.9)

NOTE 5 – INVENTORIES

(Unaudited)	As at June 30	As at March 31
(amounts in millions)	2010	2010
Work in progress	$97.1	$87.8
Raw materials, supplies and manufacturing products	39.6	39.1
	$136.7	$126.9

The amount of inventory recognized as cost of sales was as follows:
(Unaudited)
three months ended June 30
(amounts in millions)	2010	2009
Work in progress	$24.0	$17.4
Raw materials, supplies and manufacturing products	5.5	6.8
	$29.5	$24.2

CAE First Quarter Report 2011 | 31

Notes to the Consolidated Financial Statements

NOTE 6 – DEBT FACILITIES AND INTEREST EXPENSE, NET

Credit facility refinancing

During the quarter, the Company refinanced its existing credit facility which was due to expire in July 2010. The agreement is a committed three-year revolving credit facility of US$450.0 million with an option to increase to a total amount of up to US$650.0 million maturing in April 2013. The facility has covenants requiring a minimum fixed charge coverage and a maximum debt coverage. The applicable interest rate on this revolving term credit facility is at the option of the Company, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a spread which depends on the credit rating assigned by Standard & Poor’s Rating Services. As at June 30, 2010, there were no draw downs.

Interest expense, net

Details of interest expense (income) are as follows:

(Unaudited)
three months ended June 30
(amounts in millions)	2010	2009
Long-term debt interest expense	$7.1	$7.1
Amortization of deferred financing costs and other	0.7	0.8
Interest capitalized	(1.0)	(1.2)
Interest on long-term debt	$6.8	$6.7
Interest income	$(1.0)	$(0.6)
Other interest expense (income), net	1.1	0.5
Interest expense (income), net	$0.1	$(0.1)
Interest expense, net	$6.9	$6.6

NOTE 7 – SUPPLEMENTARY CASH FLOWS AND EARNINGS INFORMATION

(Unaudited)
three months ended June 30
(amounts in millions)	2010	2009
Cash (used in) provided by non-cash working capital:
Accounts receivable	$(22.7)	$34.6
Contracts in progress	(9.9)	(26.5)
Inventories	0.4	(2.7)
Prepaid expenses	(1.6)	0.9
Income taxes recoverable	(3.8)	(2.4)
Accounts payable and accrued liabilities	(68.0)	(72.7)
Deposits on contracts	(5.3)	0.8
Changes in non-cash working capital	$(110.9)	$(68.0)
Supplemental cash flow disclosure:
Interest paid	$11.3	$8.4
Income taxes paid (received)	3.3	5.2
Supplemental statements of earnings disclosure:
Foreign exchange gain (loss)	$3.7	$(1.2)

32 | CAE First Quarter Report 2011

Notes to the Consolidated Financial Statements

NOTE 8 – GOVERNMENT ASSISTANCE

Project Phoenix, Project Falcon and Project New Core Markets

The following table provides information regarding contributions recognized and amounts not yet received for the aggregate projects Phoenix, Falcon and New Core Markets:

(Unaudited)
three months ended June 30
(amounts in millions)	2010
Outstanding contribution receivable, beginning of period	$14.7
Contributions	10.1
Payments received	(13.2)
Outstanding contribution receivable, end of period	$11.6

Aggregate information about programs

The following table provides information on the aggregate contributions recognized and aggregate royalty expenditures recognized for all programs:

(Unaudited)
three months ended June 30
(amounts in millions)	2010	2009
Contributions credited to capitalized expenditures:
Project Phoenix	$ –	$1.5
Project Falcon	1.1	0.8
Project New Core Markets	2.6	–
Contributions credited to income:
Project Phoenix	–	12.5
Project Falcon	6.4	2.1
Project New Core Markets	–	–
Total contributions:
Project Phoenix	$ –	$14.0
Project Falcon	7.5	2.9
Project New Core Markets	2.6	–
Royalty expenses:	$1.2	$2.8

NOTE 9 – EMPLOYEE FUTURE BENEFITS

The following summarizes the components of the total benefit cost:
(Unaudited)
three months ended June 30
(amounts in millions)	2010	2009
Current service cost	$2.1	$1.9
Interest cost on projected pension obligations	3.9	3.8
Expected return on plan assets	(3.3)	(2.7)
Amortization of net actuarial loss	0.5	0.3
Amortization of past service costs	0.1	0.1
Net pension expense	$3.3	$3.4

CAE First Quarter Report 2011 | 33

Notes to the Consolidated Financial Statements

NOTE 10 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is earnings before other income (expense), interest, income taxes and discontinued operations (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segment are the same as those used to prepare the Company’s consolidated financial statements. Transactions between operating segments are mainly simulator transfers from the Simulation Products/Civil segment to the Training & Services/Civil segment, which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is made based on a proportion of each segment’s cost of sales.

(Unaudited)	Simulation Products		Training & Services			Total
three months ended June 30
(amounts in millions)	2010	2009	2010	2009	2010	2009
Civil
External revenue	$66.9	$83.1	$117.6	$114.7	$184.5	$197.8
Segment operating income	8.2	16.7	22.2	20.8	30.4	37.5
Depreciation and amortization
Property, plant and equipment	1.2	1.1	13.0	15.0	14.2	16.1
Intangible and other assets	0.3	0.4	3.0	1.9	3.3	2.3
Capital expenditures	1.4	1.3	11.5	23.7	12.9	25.0
Military
External revenue	$115.8	$118.5	$66.4	$66.7	$182.2	$185.2
Segment operating income	18.0	22.2	13.8	12.6	31.8	34.8
Depreciation and amortization
Property, plant and equipment	1.5	1.5	2.3	1.7	3.8	3.2
Intangible and other assets	1.0	1.1	0.6	0.6	1.6	1.7
Capital expenditures	1.8	1.5	7.6	5.5	9.4	7.0
Total
External revenue	$182.7	$201.6	$184.0	$181.4	$366.7	$383.0
Segment operating income	26.2	38.9	36.0	33.4	62.2	72.3
Depreciation and amortization
Property, plant and equipment	2.7	2.6	15.3	16.7	18.0	19.3
Intangible and other assets	1.3	1.5	3.6	2.5	4.9	4.0
Capital expenditures	3.2	2.8	19.1	29.2	22.3	32.0

34 | CAE First Quarter Report 2011

Notes to the Consolidated Financial Statements

Earnings before interest and income taxes

The following table provides a reconciliation between total Segment Operating Income and earnings before interest and income taxes:

(Unaudited)
three months ended June 30
(amounts in millions)	2010	2009
Total segment operating income	$62.2	$72.3
Restructuring charge	–	(27.2)
Earnings before interest and income taxes	$62.2	$45.1

Assets employed by segment

The Company uses assets employed to assess resources allocated to each segment. Assets employed include accounts receivable, contracts in progress, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets. Assets employed exclude cash, income tax accounts and assets of certain non-operating subsidiaries.

(Unaudited)	As at June 30	As at March 31
(amounts in millions)	2010	2010
Simulation Products/Civil	$245.5	$236.6
Simulation Products/Military	434.0	424.5
Training & Services/Civil	1,208.3	1,150.3
Training & Services/Military	324.4	300.1
Total assets employed	$2,212.2	$2,111.5
Assets not included in assets employed	$415.7	$510.4
Total assets	$2,627.9	$2,621.9

CAE First Quarter Report 2011 | 35

Notes to the Consolidated Financial Statements

Geographic information

The Company markets its products and services in over 20 countries. Sales are attributed to countries based on the location of customers.

(Unaudited)
three months ended June 30
(amounts in millions)	2010	2009
Revenue from external customers
Canada	$45.0	$31.2
United States	108.5	117.9
United Kingdom	38.1	43.6
Germany	30.3	39.3
Netherlands	15.0	15.7
Other European countries	36.7	45.4
China	14.7	13.9
United Arab Emirates	17.7	28.2
Other Asian countries	32.8	22.4
Australia	16.1	13.2
Other countries	11.8	12.2
	$366.7	$383.0

(Unaudited)	As at June 30	As at March 31
(amounts in millions)	2010	2010
Property, plant and equipment, goodwill and intangible assets
Canada	$285.8	$268.7
United States	358.4	355.1
South America	58.8	55.8
United Kingdom	182.7	156.2
Spain	79.5	85.4
Germany	67.6	72.5
Belgium	67.8	72.1
Netherlands	89.5	96.7
Other European countries	67.8	71.0
United Arab Emirates	77.2	68.4
Other Asian countries	131.0	119.2
Other countries	20.8	13.4
	$1,486.9	$1,434.5

36 | CAE First Quarter Report 2011